

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. Kenneth R. Ring
Mesabi Trust
c/o Deutsche Bank Trust Company Americas, Trustee
Trust & Securities Services – GDS
60 Wall Street, 27th Floor
New York, NY 10005

>   **Re: Mesabi Trust**
>   **Form 10-K for Fiscal Year Ended January 31, 2010**
>   **Filed April 15, 2010**
>   **Response Filed February 11, 2011**
>   **File No. 1-04488**

Dear Mr. Ring:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Ethan Horowitz
Branch Chief